FORM SB-2 REGISTRATION STATEMENT

Under the Securities Act of 1933 Post-Effective Amendment No. 1 (Form SB-2 Cumulative Amendment No. 5)

MONTANA ACQUISITION CORPORATION

(Name of Small Business Issuer in its Charter)

Delaware	6770	14-1824753
(State of Incorporation)	(Primary SIC Code Number)	(I. R. S. Employer Identification Number)

     Suite 610One East Main StreetRochester, New York 14614-1880(Address of Principal Place of Business or Intended Place of Business)

Randolph S. Hudson, President MONTANA ACQUISITION CORPORATION Post Office Box 202 Wyoming, New York 14591-0202 (585) 495-9923 (Name, Address, and Telephone Number of Agent for Service)

Approximate Date of Proposed Sale to the Public:

As soon as is practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [x] 333-46174

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [x]

This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(c) under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each		Maximum	Maximum	Amount of
Class of Security	Amount to be	Offering Price	Aggregate	Registration Fee
to be Registered	Registered	per Share (1)	Offering Price	(1) (2)

Common Stock	10,000	$0.0125	$125	$0.01

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a), 457(c), and 457(g) under the Securities Act, as amended, based on the estimated book value of the Issuer's common stock.

(2)	$10.56 was previously paid in connection with the filing of the Issuer's previous registration statement on Form SB-2 (File No. 333-46174), which was initially filed on September 20, 2000 and that became effective on December 6, 2001.

- ii -

NOTICE OF APPLICATION OF GENERAL RULES AND REGULATIONS.

     Where permitted or as may be applicable, the Issuer has elected to report the information contained in this registration statement (the "Registration Statement") using the alternate options available to a "small business issuer" under the rules and regulations set forth in Regulation S-B. The Issuer is a "small business issuer", as that phrase is defined in Rule 405 of the Securities Act of 1933 (the "Securities Act"). Furthermore, if and where the use of the term "small business" is used, the Issuer is deemed to be a "small business" under the definition rendered by the Regulatory Flexibility Act. The Issuer is not the issuer of "asset-backed" securities, and is not subject to the rules and regulation promulgated by Regulation AB; furthermore, no part of the Issuer's assets or operations should be deemed to exist under a depositor-servicer relationship, and, the Issuer is not involved in servicing pool assets.

FURTHER UNDERTAKINGS.

The Issuer further agrees:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

	a.	Include any prospectus required by section 10(a)(3) of the Securities Act, providing, however, the filing by the Issuer of any such prospectus will not delay the effectiveness of this Registration Statement;

	b.	Reflect in any prospectus any facts or events, which, individually or together, represent a fundamental change in the information in the Registration Statement, as amended. (Notwithstanding the foregoing, to reflect any increase or decrease in the number of securities offered (if the total dollar value of securities offered would or would not exceed those which were registered), to reflect any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) [17 CFR 230.424(b)];

	c.	Include any additional or changed material information on the plan of distribution;

	d.	(For determining liability under the Securities Act) To treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering, provided, however, the Commission takes into consideration the effectiveness of any such post-effective amendment;

	e.	to remove from registration any of the securities that remain unsold at the end of the offering;

	f.	(If the Issuer will rely on Rule 430A under the Securities Act [17 CFR 230.430(a)]):

(1) (For determining any liability under the Securities Act) Treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or Rule 424(b)(4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declares it effective; and

- iii -

(2)	(For determining any liability under the Securities Act) Treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in this Registration Statement, except that any such determination shall not impede, limit, or restrict the effectiveness of the post- effective amendment pursuant to the rules governing such effectiveness, and that any offering of the securities at that time will be the initial bona fide offering of those securities.

AVAILABLE INFORMATION.

     As of the date of this Report, the Issuer is subject to the reporting requirements of section 15(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and, in accordance therewith, is obligated to file current, periodical, and annual reports, proxy statements, and other information with the Commission, and is obligated to deliver copies of certain reports and filings by mail to its shareholders and to certain other parties, as required by United States' Federal securities laws. Such reports, proxy statements, and other filings may be inspected (at no charge) and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of said materials may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's Web site.

      The Issuer encourages its shareholders to ask questions of and receive answers from it concerning any aspect of the information contained in this Report, and, if necessary, to obtain additional information, to the extent the Issuer possesses such information or to the extent the Issuer can acquire such information without unreasonable effort or unreasonable expense, in order to verify the accuracy of the information contained in this Report to any of its shareholders or to the public-at-large. The Issuer encourages its shareholders to contact it; if electronically, to montanainvestors@rochester.rr.com, or, if by mail, to its mailing address, which is Post Office Box 202, Wyoming, New York 14591-0202, or to the address of its principal executive office. (The Issuer cannot assure the Commission or the public that its principal executive office address, its mailing address, its telephone number, or its e-mail address will remain operative on any date beyond the date of this Report, and each of which is subject to change without notice.)

- iv -

EXPLANATION.

     This registration statement on Form SB-2 (the "Registration Statement") is being filed with the U. S. Securities and Exchange Commission (the "Commission") by the Issuer pursuant to Rule 462(c) under the Securities Act, as amended.

     This Registration Statement relates to the public offering by the Issuer described in the Registration Statement, and in the prospectus that accompanies the Registration Statement, Registration Number 333-46174, declared effective by the Commission on December 6, 2001, and is being filed for the sole purpose to reduce the offering price per share of the Issuer's common stock therein before registered.

     The contents of the Issuer's Registration Statement No. 333-46174, including all exhibits, schedules, and amendments thereof and thereto, are hereby incorporated herein by reference thereto.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, in the Village of Wyoming, Town of Middlebury, State of New York on April 28, 2006.

MONTANA ACQUISITION CORPORATION, a Delaware corporation

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in their respective capacities on the date stated: